Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 20, 2020, TC PipeLines, LP has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common units. For purposes of these descriptions, references to “the Partnership,” “we,” “our” and “us” refer only to TC PipeLines, LP and not to its subsidiaries.

Common Units

The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read “Cash Distribution Policy.” For a description of the rights and privileges of limited partners under our Fourth Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), including voting rights, please read “Description of Our Partnership Agreement.”

Transfer of Common Units

Upon the transfer of a common unit in accordance with our Partnership Agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

(1)   represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

(2)   automatically becomes bound by the terms and conditions of our Partnership Agreement; and

(3)   gives the consents, waivers and approvals contained in our Partnership Agreement.

TC PipeLines GP Inc. (our “General Partner”) will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Number of Common Units

As of February 19, 2020, we had 71,306,396 common units outstanding. Our outstanding common units are listed on the NYSE under the symbol “TCP.”

CASH DISTRIBUTION POLICY

General

We will make distributions to our partners for each of our fiscal quarters before liquidation in an amount equal to all of our Available Cash for that quarter. Available Cash is defined in our Partnership Agreement and generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to:

•      provide for the proper conduct of our business (including reserves for future capital expenditures and for anticipated credit needs);

•      comply with applicable laws or any of our debt instruments or agreements; or

•      provide funds for cash distributions to unitholders and the General Partner in respect of any one or more of the next four quarters; and

•      provide funds for cash distributions to Class B unitholders.

We expect to make distributions of all Available Cash within approximately 45 days after the end of each calendar quarter to holders of record on the applicable record date.

Operating Surplus and Capital Surplus

Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to unitholders relative to the General Partner. See “—Distributions from Capital Surplus” below.

Operating Surplus generally means:

(1)   our cash balance on the date we began operations, plus $20 million, plus all of our cash receipts from our operations, excluding cash constituting Capital Surplus; less

(2)   all of our operating expenses, debt service payments, maintenance, capital expenditures and reserves established for future operations.

Capital Surplus will generally be generated only by:

(1)   borrowings other than Working Capital Borrowings (as defined in the Partnership Agreement);

(2)   sales of debt and equity securities; and

(3)   sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

All Available Cash distributed from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since we began operations equals the Operating Surplus as of the end of the quarter before that distribution. This method of cash distribution avoids the difficulty of trying to determine whether Available Cash is distributed from Operating Surplus or Capital Surplus. Any excess of Available Cash over Operating Surplus, irrespective of its source, will be treated as Capital Surplus.

Capital Surplus is first distributed 98% to all common units, pro rata, and 2% to the General Partner until each common unit that was issued in our initial public offering has received distributions from Capital Surplus in an aggregate amount equal to the initial public offering price of the common units. After these distributions have been made the distinction between Operating Surplus and Capital Surplus will cease. All subsequent distributions will be treated as from Operating Surplus. See “—Distributions from Capital Surplus” below. We do not anticipate that there will be significant distributions of Capital Surplus.

Distributions of Available Cash from Operating Surplus

Distributions of Available Cash from Operating Surplus for any quarter will be made in the following manner:

•      First, 98% to the common units, pro rata, and 2% to the General Partner, until there has been distributed for each outstanding common unit an amount equal to $0.81 per unit for that quarter (the “First Target Distribution”); provided that during the calendar year 2020, the Class B units entitle TC Energy to a distribution based on (I) 43.75% of (II) (x) 30% of the distributable cash flow of Gas Transmission Northwest, LLC (“GTN”) (to the extent distributed by GTN) during 2020 less (y) $20 million; for each of the calendar years after 2020, the Class B units entitle TC Energy to a distribution of based on (I) 25% of (II) (x) 30% of GTN's distributable cash flow (to the extent distributed by GTN), less (y) $20 million (which amount may be reduced by the percentage by which the distributions payable in respect of common units during such calendar year are less than distributions paid in respect of any year beginning on or after January 1, 2014); and

•      Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The above reference to 2% of Available Cash from Operating Surplus distributed to the General Partner is a reference to the percentage interest of the General Partner in distributions from the Partnership, exclusive of the General Partner’s or any of its affiliates’ interest as holders of the units or incentive distribution rights (“IDRs”). The General Partner owns a 2% general partner interest in the Partnership.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the First Target Distribution and the related 2% distribution to the General Partner have been made for any quarter.

Any Available Cash from Operating Surplus for a quarter in excess of the First Target Distribution and the related 2% distribution to the General Partner will be distributed among the unitholders and the General Partner in the following manner:

•      First, 85% to all units, pro rata, and 15% to the General Partner, until each unitholder has received a total of $0.88 for that quarter (the “Second Target Distribution”); and

•      Thereafter, 75% to all units, pro rata, and 25% to the General Partner.

The distributions to the General Partner described above, other than in its capacity as a holder of units, that are in excess of its aggregate 2% general partner interest represent the IDRs. The right to receive incentive distributions is not part of the general partner interest and may be transferred separately from that interest.

The General Partner may at any time transfer its common units and its IDRs to one or more persons without unitholder approval. As a condition to the transfer, the transferee must assume the rights and duties of the General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Partnership Agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Distributions from Capital Surplus

Distributions of Available Cash from Capital Surplus will be made in the following manner:

•      First, 98% to all units, pro rata, and 2% to the General Partner, until each common unit that was issued in our initial public offering has received distributions from Capital Surplus equal to the initial public offering price; and

•      Thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

When a distribution is made from Capital Surplus, it is treated as if it were a repayment of the unit price from our initial public offering. To reflect this repayment, the minimum quarterly distribution ($0.45 per quarter) and the target distribution levels will be adjusted downward by multiplying each amount by a fraction. This fraction is determined as follows:

•      the numerator is the initial public offering price, less distributions of Capital Surplus (the “Unrecovered Capital”) with respect to the common units immediately after giving effect to the repayment; and

•      the denominator is the Unrecovered Capital of the common units immediately before the repayment.

A “payback” of the unit price from our initial public offering occurs when the Unrecovered Capital of the common units is zero. At that time the minimum quarterly distribution and the target distribution levels will have been reduced to zero. All distributions of Available Cash from all sources after that time will be treated as if they were from Operating Surplus. Because the target distribution levels will have been reduced to zero, the General Partner will then be entitled to receive 75% of all distributions of Available Cash in its capacities as General Partner and as holder of the IDRs, in addition to any distributions to which it may be entitled as a holder of units.

Distributions from Capital Surplus will not reduce the target distribution levels for the quarter in which they are distributed.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjustments made upon a distribution of Available Cash from Capital Surplus, the following will each be proportionately adjusted upward or downward, as appropriate, if any combination or subdivision of units should occur:

(1)   the minimum quarterly distribution;

(2)   the target distribution levels;

(3)   the Unrecovered Capital of a common unit; and

(4)   other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the Unrecovered Capital of the common units would each be reduced to 50% of its initial level.

No adjustment will be made by reason of the issuance of additional common units for cash or property.

The minimum quarterly distribution and the target distribution levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted in a manner that causes of the Partnership and any majority owned subsidiary of the Partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, the minimum quarterly distribution and the target distribution levels for each quarter after that time, may, at the General Partner’s discretion, be reduced to an amount that is not less than the amount equal to the product obtained by multiplying:

(1)   the minimum quarterly distribution and each of the target distribution levels (as applicable);

by

(2)   one minus the sum of:

(x)   the highest marginal federal income tax rate (expressed as a decimal) which could apply to the Partnership or any majority owned subsidiary of the Partnership that is taxed as an entity; plus

(y)   any increase in the effective overall state and local income tax rate (expressed as a decimal) that would have been applicable to the Partnership or any majority owned subsidiary of the Partnership in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

Distributions of Cash Upon Liquidation

Following the beginning of our dissolution and liquidation, assets will be sold or otherwise disposed of and the partners’ capital account balances will be adjusted to reflect any resulting gain or loss. The manner of the adjustment is as provided in the Partnership Agreement. The proceeds of liquidation will first be applied to the payment of our creditors in the order of priority provided in the Partnership Agreement and by law. After that, the proceeds will be distributed to the unitholders and the General Partner in accordance with their capital account balances, as so adjusted.

Net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partner and the unitholders. Then net gains will be allocated 98% to the unitholders and 2% to the General Partner until the capital account balances of the unitholders are equal to their Unrecovered Capital plus any First Target Distribution for the quarter during which the liquidation date occurs. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the holders of common units to fully recover all of these amounts. Any further net gains recognized upon liquidation will be allocated in a manner that takes into account the IDRs of the General Partner.

Any unrealized gain attributable to assets distributed in kind will be allocated in a manner consistent with the allocation of net recognized gains described above.

Upon our liquidation, any loss will generally be allocated to the General Partner and the unitholders in the following manner:

•

First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the General Partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the General Partner.

Interim adjustments to capital accounts will be made at the time we issue additional interests in the Partnership or make distributions of property. These adjustments will be based on the fair market value of the interests issued or the property distributed and any gain or loss resulting from the adjustments will be allocated to the unitholders and the General Partner (including with respect to its IDRs) in the same manner as gain or loss would be allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any later negative adjustments to the capital accounts resulting from the issuance of additional Partnership interests, our distributions of property, or losses upon sales of assets in our liquidation, will be allocated in a manner, as reasonably determined by the General Partner, that to the extent possible result in the capital counts of the partners being equal the capital accounts of the partners if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the certain material provisions of our Partnership Agreement that relate to ownership of our common units.

Voting Rights

The following is a summary of the common unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the common units.

In voting their common units, our general partner and its affiliates have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement

Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of our general partner	No approval right. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right.

Transfer of incentive distribution rights	No approval right.

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the General Partner;
•	to approve some amendments to the Partnership Agreement; or

•	to take other action under the Partnership Agreement

constituted “participation in control” of our business for purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as the General Partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the Partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the Partnership Agreement.

Issuance of Additional Securities

The Partnership Agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the General Partner in its sole discretion without the approval of any limited partners.

We may issue an unlimited number of common units as follows:

(1)   issuance under employee and director benefit plans (subject to any approval requirements of the NYSE);

(2)   upon conversion of the general partner interests and IDRs as a result of a withdrawal of the General Partner; or

(3)   in the event of a combination or subdivision of common units.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of Available Cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of the Partnership Agreement, we may also issue additional partnership securities that, in the sole discretion of the General Partner, may have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities in exchange for cash or property, the General Partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, the General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the General Partner and its affiliates, to the extent necessary to maintain their percentage interest, including their interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Partnership Agreement

Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the General Partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment except as described below.

Prohibited Amendments. No amendment may be made that would:

(1)   enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the General Partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

(3)   change the term of the Partnership;

(4)   provide that the Partnership is not dissolved upon the expiration of its term or upon an election to dissolve the Partnership by the General Partner that is approved by the holders of a majority of the outstanding common units; or

(5)   give any person the right to dissolve the Partnership other than the General Partner’s right to dissolve the Partnership with the approval of the holders of a majority of the outstanding common units.

The provision of the Partnership Agreement preventing the amendments having the effects described in clauses (1)-(5) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval. The General Partner may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect:

(1)   a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership;

(2)   the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

(3)   a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4)   an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership or the General Partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)   an amendment that in the discretion of the General Partner is necessary or advisable for the authorization or issuance of additional limited or general partner interests;

(6)   any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone;

(7)   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

(8)   any amendment that, in the discretion of the General Partner, is necessary or advisable for the formation by the Partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

(9)   a change in the fiscal year or taxable year of the Partnership and related changes; and

(10) any other amendments substantially similar to any of the matters described in (1)-(9) above.

In addition, the General Partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the General Partner:

(1)   do not adversely affect the limited partners in any material respect;

(2)   are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3)   are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the limited partners;

(4)   are necessary or advisable for any action taken by the General Partner relating to splits or combinations of units under the provisions of the Partnership Agreement; or

(5)   are required to effect the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Unitholder Approval. The General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the Partnership being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the units unless the Partnership obtains an opinion of counsel to the effect that the amendment will not adversely affect the limited liability under applicable law of any limited partner in the Partnership or cause the Partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

The General Partner is generally prohibited, without the prior approval of holders of a majority of the outstanding common units from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination; provided that the General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership’s assets without that approval. The General Partner may also sell all or substantially all of the Partnership’s assets under a foreclosure or other realization upon the encumbrances above without that approval. Furthermore, provided that conditions specified in the Partnership Agreement are satisfied, the General Partner may merge the Partnership or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect solely a change in the legal form of the Partnership into another limited liability entity.

The unitholders are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of the Partnership’s assets or any other transaction or event.

Termination and Dissolution

We will continue until December 31, 2097, unless terminated sooner under the Partnership Agreement. We will dissolve upon:

(1)   the election of the General Partner to dissolve us, if approved by the holders of a majority of the outstanding common units;

(2)   the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership;

(3)   the entry of a decree of judicial dissolution of the Partnership; or

(4)   the withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of the outstanding common units may also elect, within specific time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions described in the Partnership Agreement by forming a new limited partnership on terms identical to those in the Partnership Agreement and having as General Partner an entity approved by the holders of units who elected to reconstitute the Partnership subject to receipt by the Partnership of an opinion of counsel to the effect that:

(1)   the action would not result in the loss of limited liability of any limited partner; and

(2)   neither the Partnership nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the General Partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

The General Partner of the Partnership may withdraw as the General Partner without first obtaining approval from any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Partnership Agreement. In addition, the Partnership Agreement permits the General Partner in some instances to sell or otherwise transfer all of its general partner interests in the Partnership without the approval of the unitholders.

Upon the withdrawal of the General Partner under any circumstances, other than as a result of a transfer by the General Partner of all or a part of its general partner interests in the Partnership, the holders of a majority of the outstanding common units may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal the holders of a majority of the outstanding common units agree in writing to continue the business of the Partnership and to appoint a successor general partner. See “—Termination and Dissolution” above.

The General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the General Partner and its affiliates, and the Partnership receives an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor General Partner by the vote of the holders of a majority of the outstanding common units.

The Partnership Agreement also provides that if the General Partner is removed as General Partner of the Partnership under circumstances where cause does not exist the General Partner will have the right to convert its general partner interests and all the IDRs into common units or to receive cash in exchange for those interests from the successor General Partner.

In the event of removal of the General Partner under circumstances where cause exists or withdrawal of the General Partner where that withdrawal violates the Partnership Agreement, a successor General Partner will have the option to purchase the general partner interests and IDRs of the departing General Partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the General Partner withdraws or is removed by the limited partners, the departing General Partner will have the option to require the successor General Partner to purchase the general partner interests of the departing General Partner and its IDRs for a cash payment equal to the fair market value of those interests. In each case, this fair market value will be determined by agreement between the departing General Partner and the successor General Partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing General Partner and the successor General Partner will determine the fair market value. If the departing General Partner and the successor General Partner cannot agree upon an expert to determine the fair market value, then an expert chosen by agreement of experts selected by each of them will determine the fair market value.

If the above-described option is not exercised by either the departing General Partner or the successor General Partner, the departing General Partner’s general partner interests and its IDRs will automatically convert into common units equal to the fair market value of those interests, as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, the Partnership will be required to reimburse the departing General Partner for all amounts due the departing General Partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing General Partner for the benefit of the Partnership.

TC Energy Ownership of General Partner

TC Energy will retain beneficial ownership of our General Partner until six months after the date when there are no officers of our General Partner who are also directors, officers or employees of TC Energy or its other affiliates.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner of the Partnership as General Partner of the Partnership or otherwise change management. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our General Partner or its affiliates and any transferees of that person or group approved by our General Partner.

The Partnership Agreement also provides that if the General Partner is removed under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of that removal, the General Partner will have the right to convert its general partner interests and all of its IDRs into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the General Partner and its affiliates hold at least 80% of the then-issued and outstanding partnership securities of any class, the General Partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of: (i) the highest price paid by either of the General Partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those partnership securities; and (ii) the current market price as of the date three days before the date the notice is mailed. For this purpose, the “current market price” of any publicly traded class of securities listed or admitted to trading on a national securities exchange is the average of the daily closing prices for the 20 consecutive trading days immediately prior to such date.

As a result of the General Partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from the Partnership, including liquidating distributions. The General Partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. See “—Meetings; Voting”. Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. See “Transfer of Common Units”.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the General Partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the General Partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.